Liberto, Inc.
Lot 7B Blk 7 Emerald St., Gold Riverville Subd.
Burgos, Montalban, Rizal, the Philippines

November 18, 2010

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-4628

Attention:  Sirimal R. Mukerjee

Re:           Liberto, Inc.
Post Effective Amendment  to Registration Statement on Form S-1
Filed September 28, 2010
File No.: 333-148775

Dear Mr. Mukerjee:

I write on behalf of Liberto, Inc., (the “Company”) in response to Staff’s letter of October 26, 2010, by Anne Nguyen Parker, Branch Chief, Legal Division of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment to Post Effective Amendment on Form S-1, filed September 28, 2010, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

post effective amendment to registration statement on form s-1 general

1.	please be sure that you have consistently revised the filing throughout to refer to the new $0.03 offering price. see, for example, page 20 under the plan of distribution.

In response to this comment, the Company revised all places in the amended filing to the new $0.03 offering price.

2.
we note your disclosure that you are in the business of developing, manufacturing and selling artificial lobster meant for major food retailers in southeast asia, but that you are still a development stage company and have not generated significant sales to date and that since inception you have incurred a net loss of $63,000.  in addition, we note that nearly two years has elapsed since you initially filed your registration statement and that description and status of your business operations have not appeared to change.  in view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company.  accordingly, please revise your disclosure throughout your registration statement to comply with rule 419 of regulation c or explain rule 419 does not apply.  if you are of the position that rule 419 does not apply to you, please address the following:

•	in light of your management’s lack of specific experience or training in operating an artificial lobster meat business, how your management became interested in pursuing this business;

•	the amount of resources you have spent in the last 2 years to further your business plan;

•	in light of your total assets of $0, how you intend to obtain the funds to carry out in the next twelve months the steps set forth on page 34;

•	substantive steps taken in furtherance of your business plan; and

•	the specific timelines for completing the plan, and the specific circumstances that would cause you to delay

In response to this comment, the Company is not a “blank check company” as defined by Rule 419 of the Securities Act of 1933, as amended, and therefore the registration statement need not comply with the requirements of Rule 419.

Rule 419 defines a “blank check company” as a company that:

i.
Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

ii.	Is issuing "penny stock," as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.

In Securities Act Release No. 6932, which adopted rules relating to blank check offerings, the Commission stated that, “Rule 419 does not apply to offerings by small businesses ... where a detailed plan of business is developed....  Likewise, start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering.”

The Company has a specific plan and purpose.  Its business purpose is to develop, manufacture, and sell artificial lobster meat specifically for major food retailers in Southeast Asia.  Its specific plan for doing so is set forth in the post-effective amendment. Rosielyn Baclig, the Company’s officer and director, became interested in developing this product as she noticed the Asian demand for surimi products as an affordable and palatable alternative to expensive seafood products. She is familiar with the Company’s recipe and business model, although she is no prior training running a business of this nature.

As of the date of this registration statement, the Company has not generated revenues, as it has been in the process of seeking additional financing to implement its business plan. The Company has not been able to secure financing for a long while, which is typical of many start-up companies in this global economy. If financed, the Company intends to actively pursue its business plan.

Lastly, the Company does not have any plans or intentions to engage in a merger or acquisition with an unidentified company or companies or other entity or person.

3.	please disclose if you have any current plans, proposals or arrangements, written or otherwise, to seek a business combination with another entity in the near future.

In response to this comment, as stated in response to comment 2, the Company does not have any plans or intentions to engage in a merger or acquisition with an unidentified company or companies or other entity or person.  The Company included this disclosure in the amended filing.

registration statement cover page

4.
we note that you have not provided an internal revenue service employer identification number.  we also note that in your other public filings you do not provide such identification number.  please revise the cover page to provide your identification number or explain why you do not yet have one.

In response to this comment, the Company is in the process of acquiring an Employer Identification Number and will post it when received.

directors, executive officers, promoters and control persons, page 21

5.	please disclose the business experience of ms. baclig since 2007. in addition, please explain the line of work mr. carreos performs as the product manager for pilipinas makro, inc.

In response to this comment, the Company included the business experience of Ms. Baclig and the line of work performed by Mr. Carreos.

involvement in certain legal proceedings, page 22

6.	please revise your disclosure to provide the information required by item 401(f) of regulation s-k, which references the past 10 years.

In response to this comment, the Company included reference in the disclosure to 10 years and not 5 years.

plan of operation, page 32

7.
please note that you may no longer provide merely a plan of operation as previously permitted for small business issuers.  please provide a management’s discussion and analysis as required by item 303 of regulation s-k.

In response to this comment, the Company revised the heading of Plan of Operation to Management’s Discussion and Analysis of Financial Condition and Results of Operations.  As provided in SEC C&DIs, the disclosure of a company without recent revenues frequently reads very similarly to the disclosure previously required of small business issuers under Item 303(a) of former Regulation S-B.  The Company therefore included an overview before discussing the financial statements of what it intends to do in the next twelve months.

8.	in the results of operations section, please discuss the specific activities and uses for the amounts reported as expenses for each of the relevant periods.

In response to this comment, the Company included that its operating expenses consists of professional fees and further clarified that those consist of accounting and legal fees.

exhibit 5.1

9.	we note that you are incorporating by reference the legality opinion filed with your initial registration statement. please obtain and file a new legality opinion.

In response to this comment, the Company included a new legal opinion.

Sincerely,

/s/ Rosielyn S. Baclig
Rosielyn S. Baclig